UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2007

Commission File Number: 0-30628

ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number
1.	Press release on TELECOM NAMIBIA DEPLOYS WIMAX NETWORK USING ALVARION’S BREEZEMAXTM dated February 27, 2007	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                    ALVARION LTD.

Date: February 27th, 2007                       By: /s/ Dafna Gruber
                               Name: Dafna Gruber
                               Title:   CFO

EXHIBIT 1
Contacts
Dafna Gruber, CFO        Carmen Deville
+972 3 645 6252    +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com  carmen.deville@alvarion.com

FOR IMMEDIATE RELEASE

TELECOM NAMIBIA DEPLOYS WIMAX NETWORK USING ALVARION’S BREEZEMAXTM

Incumbent Upgrading Wireless Local Loop with WiMAX for Primary
Voice Services and Broadband Data

Tel Aviv, Israel, February 27, 2007—Alvarion Ltd. (NASDAQ:ALVR), the world’s leading provider of wireless broadband and WiMAX solutions, today announced that incumbent carrier Telecom Namibia has selected its BreezeMAX to upgrade wireless local loop systems with WiMAX, in order to provide primary telecommunication voice services, broadband data and high speed Internet access, throughout the country. In addition, Telecom Namibia will offer primary voice and data services to residential and business subscribers; Rampoint Communications is Alvarion’s local partner for the project.

“As a customer-driven company, we have strategically chosen Alvarion and its BreezeMAX platform as infrastructure, in order to provide the highest quality of broadband data and voice services to our population,” said Frans Ndoroma, Managing Director of Telecom Namibia. “In addition to its high quality of service, we are impressed with the fast deployment timetable of BreezeMAX and the long distances already reached, which enables us to generate revenues immediately, while continuing to expand the network. We believe that this extensive project will revolutionize our huge country’s telecommunications, especially the long distance coverage without significant loss of data speed.”

Alvarion's feature rich BreezeMAX platform, based on extensive field experience, enables supporting primary voice with high quality, as well as smooth integration with existing Telecom Namibia core networks. Consequently, customers benefit from a fast and cost effective integration process into their already existing infrastructures, via open interfaces.

BreezeMAX, Alvarion’s award winning WiMAX platform, complies with IEEE 802.16 standards and uses OFDM technology for advanced non-line-of-sight functionality. Its carrier-class design supports broadband speeds and quality of service, enabling carriers to offer triple play broadband services to thousands of subscribers via a single base station. Since its launch in mid-2004, BreezeMAX has been successfully deployed in over 300 installations, in more than 100 countries around the world.

“We are pleased to provide strategic infrastructure among incumbent carriers as the provider of countrywide, comprehensive broadband networks,” said Tzvika Friedman, CEO and president of Alvarion. “BreezeMAX will allow our longtime customer Telecom Namibia to cover the local population segments with next generation broadband services. Building on the award-winning success of our cooperative relationship, we expect our joint efforts with Rampoint to contribute to the country at an even higher level in the future.”

About Telecom Namibia

Telecom Namibia Ltd. (www.telecom.na) is the national telecommunications operator, established in August 1992 and wholly owned by the Government of the Republic of Namibia. Telecom Namibia functions as a commercialized company and subsidiary of its parent company - Namibia Post and Telecom Holdings Ltd. As a customer-driven company, Telecom Namibia changes telecommunication products and services according to customer demands, answering their requirements for fast, reliable and advance services. Running the largest Digital Telecommunication Network in Namibia, the company is a leading supplier of voice, text, data and video solutions.

About Rampoint Communications

Rampoint is a Namibian based Communications Corporation formed by a group of highly Experienced Telecommunications Engineers and Technicians with a presence in multiple Southern African Countries. The Corporation was formed in 2000 with its aim and primary focus being researching, identifying and providing a young and growing Namibia with high quality, fast and cost effective Operator based Wireless Broadband Networking solutions. Rampoint Communications’ experience is primarily in wireless communications and ranges from terrestrial systems, including fixed Line and Radio to Satellite based solutions. With our background and partners we have access to the leading edge of international developments in the wireless communications field and can provide our clients with the most appropriate technology equipment, software, accessories and services including training and 24/7 customer and technical support.

About Alvarion

With more than 3 million units deployed in 150 countries, Alvarion (www.alvarion.com) is the world’s leading provider of innovative wireless broadband network solutions enabling Personal Broadband to improve lifestyles and productivity with portable and mobile data, VoIP, video and other services.

Leading the market with the most widely deployed WiMAX system in the world, Alvarion is leading the market to Open WiMAX solutions with the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of personal mobile broadband, business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to Open WiMAX solutions.

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Esther Loewy, Investor Relations: esther.loewy@alvarion.com or +972.3.767.4476.